07025984

SEVERN TRENT

RECEIVED

2007 AUG 14 A 11:11

8 August 2007

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4134
Direct Fax 44 121 722 4290
Our Ref LMG

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Statement re Impact of Flooding July 2007'

Yours faithfully

Linda Goodwin
Company Secretarial Administrator

Encl.

PROCESSED
AUG 16 2007
THOMSON
FINANCIAL

dw 8/15

T:\Secretariat\Co Sec Department\Stock Exchange\Announcements\SEC Notification\2007\CC - Statement re Impact Flooding July 2007 - 8 August 2007.doc

Registered in England and Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

SEVERN TRENT PLC

STATEMENT REGARDING IMPACT OF FLOODING JULY 2007

UNPRECEDENTED NATURE OF INCIDENT AND OF RESPONSE

Incident and response

The people of Gloucestershire, Worcestershire and surrounding areas have, as has been widely reported, suffered unprecedented levels of flooding as the rivers Avon and Severn burst their banks over a wide area on the night of Saturday 21 and Sunday 22 July 2007.

At around 3am on Sunday 22 July, Severn Trent's Mythe Water Treatment Works (Mythe) near Tewkesbury was inundated as waters overcame the existing flood defences. A controlled shut down of the works was carried out by Severn Trent Water personnel, who then evacuated the site.

As a direct consequence of this forced closure of Mythe, around 140,000 households (approximately 340,000 customers) in Gloucestershire and Worcestershire have endured over a week without running water.

Severn Trent Water immediately put into action its emergency plans and from day one of this major incident has mobilised significant resources to provide alternative sources of water for our customers and to restore their water supplies. Severn Trent Water integrated its incident response teams with those of Gold Command led by the Chief Constable of Gloucestershire, which in turn reported to COBRA, the government emergency committee in London.

The size and scale of both this incident and the response are, we believe, unprecedented in the recent history of the UK Water Industry.

During the 17 days since the start of this incident Severn Trent Water has:

- Purchased and made available over 50 million litres of bottled water,
- Deployed over 1,300 water bowsers and over 100 tankers to refill these bowsers up to 3 times per day,
- Deployed over 2,000 personnel from Severn Trent Water and its contractors to address the requirements of this incident,
- Purchased and installed additional emergency flood protection systems at Mythe,
- Installed at Mythe emergency generators and other equipment as part of an enhanced resilience plan,
- Re-established water supplies 8 days after regaining access to Mythe, and
- Re-established potable water status to all affected areas on Tuesday 7 August 2007, 14 days after regaining access to Mythe.

Business Impact

During the course of this unprecedented incident, the immediate priority for Severn Trent Water has been the provision of alternative sources of water for affected customers and the restitution of normal water and sewerage services.

There has been a substantial gross economic cost to these activities which we are only now beginning to quantify.

We have yet to establish the impact of this incident on our regulatory and other performance measures.

Short Term:

At the current time, we estimate that the gross cost of dealing with the incident is likely to be in the range of £25 million to £35 million, however we expect that this will be partially offset by insurance recoveries of between £10 million and £20 million. The estimated gross costs and recoveries may be subject to material revision over the coming weeks as the full extent of these become clearer and we will update the market accordingly. We believe we will have a fuller understanding of these costs by the time we provide our interim pre close update in early October 2007.

The Guaranteed Standards of Service (GSS) payments do not apply in these circumstances due to the exceptional nature of the weather and consequent scale and speed of the flooding to unprecedented levels.

However, the affected communities have suffered significantly during this period and Severn Trent Water recognises the important long term role it has to play in the community. The Board of Severn Trent Water has therefore decided to make available up to £3.5 million to support the affected communities in recovering from this incident. We will be working with the local authorities to determine how to make best use of this money. We believe that a contribution such as this will be of long term benefit for all in the community. This contribution is included in the estimated costs described above.

Longer Term:

Two inquiries to address flood risk management and the flooding incidents in the UK during 2007 have already been announced. Severn Trent Water will fully cooperate with these inquiries as well as carrying out its own review to learn any appropriate lessons. It is not possible today to anticipate what longer term changes, costs or investments may be required in Severn Trent Water's operations or networks that may arise from these inquiry conclusions. We will work closely with Ofwat and other regulatory agencies to ensure a proper response to these conclusions.

Conference call

A conference call for investors and analysts will be chaired by Tony Wray, Managing Director of Severn Trent Water, at 9am on Wednesday 8 August 2007. Call details are as follows:

Telephone number:	+44 (0)208 609 0205
PIN code:	769508#

This call will be recorded and available immediately after the live call has concluded for playback for 30 days and can be accessed as follows:

Telephone number:	+44 (0)208 609 0289
Conference reference:	182649#

Enquiries

Tony Wray Managing Director, Severn Trent Water	Severn Trent Plc	0121 722 4202
Mike McKeon Group Finance Director	Severn Trent Plc	0121 722 4319
Peter Gavan Director of External Affairs	Severn Trent Plc	0121 722 4310
Jonathan Davies Head of Investor Relations	Severn Trent Plc	0121 722 4295
David Trenchard Peter Hewer	Tulchan Communications	020 7353 4200

END